Integrated Photonics

The Next Wave in Photonics Growth

Dr. Suresh Venkatesan, CEO
POET Technologies

OCTOBER 2016

POET Technologies

Safe Harbor - 1

- POET Technologies Inc. (the Company) has filed a final base shelf prospectus containing important information relating to the securities described in this presentation with the securities regulatory authorities in each of the provinces of Canada (other than Quebec). A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document. The Company has also filed a registration statement on Form F-10, which includes the final base shelf prospectus (the U.S. Registration Statement), with the United States Securities and Exchange Commission (the SEC) which covers the offering of securities of the Company to which this presentation relates.
- This presentation does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement, in each case along with the documents incorporated by reference therein, for disclosure of those facts, including risk factors relating to the securities offered, before making an investment decision. Before you invest, you should also read the Company's filings with the SEC for more complete information about the Company and this offering. You may obtain the U.S. Registration Statement and the Company's other filings with the SEC for free by visiting EDGAR on the SEC's website at www.sec.gov or on the Company's website at www.poet-technologies.com. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement if you request them by email at placements@hcwco.com (for investors in the United States) or ssmoroz@cormark.com (for investors in Canada).

Safe Harbor - 2

- This presentation and the statements made by representatives of the Company in connection herewith contain forward-looking statements and forward-looking information within the meaning of U.S. and Canadian securities laws, including but not limited to statements relating to forecasted revenue & market growth and other projections, such as those included in slides 9,10,11,20,21,25,27,29,33,34 of this presentation. Forward-looking statements and information can generally be identified by the use of forward-looking terminology or words, such as, "continues", "with a view to", "is designed to", "pending", "predict", "potential", "plans", "expects", "anticipates", "believes", "intends", "estimates", "projects", "forecasts" and similar expressions or variations thereon, or statements that events, conditions or results "can", "might", "will", "shall", "may", "must", "would", "could", or "should" occur or be achieved and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. Forward-looking statements and forward-looking information are based on management's current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The forward-looking statements and information in this presentation and made by representatives of the Company are subject to various risks and uncertainties, including those described under the heading "Risk Factors" in the Company's annual information form, many of which are difficult to predict and generally beyond the control of the Company, including without limitation risks: associated with the Company's limited operating history; associated with the Company's need for additional financing, which may not be available on acceptable terms or at all; that the Company will not be able to compete in the highly competitive semiconductor market; that the Company's objectives will not be met within the time lines the Company expects or at all; associated with research and development; associated with the integration of recently acquired businesses; associated with successfully protecting patents and trademarks and other intellectual property; concerning the need to control costs and the possibility of unanticipated expenses; associated with manufacturing and development; that the trading price of the common shares of the Company will be volatile; and that shareholders' interests will be diluted through future stock offerings or options and warrant exercises. For all of the reasons set forth above, investors should not place undue reliance on forward-looking statements. Other than any obligation to disclose material information under applicable securities laws or otherwise as may be required by law, the Company undertakes no obligation to revise or update any forward-looking statements after the date hereof.

- Certain market, industry and similar data contained in this presentation, including as to forecasted industry growth and future market opportunities, have been obtained from industry publications and other third-party sources that the Company believes to be reliable. The Company has not independently verified any such market, industry or similar data. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed above and elsewhere in this presentation and in the Company's filings with the applicable Canadian securities regulators and the SEC.

- This presentation refers to brand names, trademarks or service marks of the Company and other companies. All brand names, trademarks, service marks or trade names cited in this presentation are the property of their respective holders.

Offering Summary

Expected Pricing	Late October / Early November 2016
Settlement	T+3 ; Shares will be fully registered in both Canada and US
Listing / Ticker	TSX Venture (Canada) – PTK , OTC QX - POETF
Offering	Contemplated Offering will consist of Common & Warrants
Use of Proceeds	Capital expansion, product and sales development & general corporate purposes
Bookrunners	Rodman & Renshaw (a unit of H.C. Wainwright & Co., LLC)
Co-Managers	Cormark Securities (Lead Manager), IBK Capital Corp.

Rodman & Renshaw (a unit of H.C. Wainwright & Co., LLC) are underwriters in the United States only.

We Enable Opto-Electronic Integration


100Gbps Solution
MUX/
DEMUX
AMPLIFIER
TEC
MUX/
DEMUX
AMPLIFIER
POET Technologies

- Improves cost, space, power, reliability
- Makes opto-electronics economical

Company Overview



- Developing highly **disruptive semiconductor technology**:
  - Industry's **first monolithic integration** of high speed electronics and photonics
  - Applications across multiple market verticals
- Transitioning from **Technology Development to Commercialization**
- $100M invested resulting in **defensible and comprehensive** patent portfolio
  - Device structure and process IP and know how [58 patents granted/filed]
- **Publicly Traded**: TSX Venture (Canada) – PTK ; OTCQX (US) – POETF (SEC Reporting)
- **Global Offices:**
  - Operations and lab facilities – Silicon Valley, California
  - Administrative – Toronto, Canada
  - Fabrication, design and testing facilities – Changi, Singapore

Experienced Management Team



Dr. Suresh Venkatesan, CEO

- 25 years semiconductor industry experience Motorola, Freescale & GLOBALFOUNDRIES
- Technology Development & Commercialization



William "Bill" Ring, Product Development

- 20 years semiconductor industry experience – HP, Tyco, BB Photonics
- Optical technology, product and business development



Dr. Subhash Deshmukh, COO

- 25 years semiconductor industry experience – Applied Materials, Varian, Lam Research, AMI Semiconductors
- General Management and Business Development



Gerald Rodrigues, President, DenseLight Semiconductors

- 40 years electronics industry experience – Texas Instruments, ITT Electronics, Data General Corp,
- Mergers & acquisitions, corporate restructuring



Kevin Barnes, CFO

- 15 years management reporting on public companies
- Financial reporting and Controller



Dr. Yee-Loy Lam, CTO

- Co-founder of DenseLight Semiconductors
- Professor Nanyang Technological University
- Specialist in optoelectronics, fiber-optics sensors and photonics systems applications

Seasoned Board of Directors



Ajit Manocha, Exec. Chairman

- Most recently CEO of GLOBALFOUNDRIES
- 35 years of semiconductor experience with deep knowledge of the technology and operations



Todd A. DeBonis, Director

- CEO of Pixelworks (NASDAQ: PXLW)
- Semiconductor veteran with over 27 years of expertise in sales, marketing and corporate development



John F. O'Donnell, Director

- Counsel to Stikeman Keeley Spiegel Pasternack LLP
- Canadian attorney with 43 years of experience specializing in corporate and securities law



David E. Lazovsky, Director

- Founder, CEO and Director of Intermolecular (NASDAQ: IMI)
- 20 years of semiconductor industry experience including IMI and Applied Materials



Chris Tsiofas, Director

- Partner at Toronto Chartered Professional Accountancy firm Myers Tsiofas Norheim LLP
- 25 years of experience on both financial and operational issues



Mohandas Warrior, Director

- President & CEO of Alfalight since 2004
- 15 years at Motorola Semiconductors (Freescale) leading test and assembly operations

Investment Highlights

- Poised to disrupt the market with Integrated Photonic solutions
- Acceleration of revenue and time to market expected with acquisitions
- High customer demand for Integrated Photonics solutions
  - Relieves current cost and power pain points in data communications
- High capital efficiency with a fully equipped photonics manufacturing facility
- Positioned for strong revenue growth, margin expansion and profitability
- Sustainable competitive differentiation

Targeting a Large and Growing Photonics Market

Photonics Market
Forecasted 8-12% CAGR through 2021


$10.2
$10.0
$4.5
$3.0
$7.0
$2.5
$6.0
$10.6
$54B
TAM
(in 2021)

- Test and Measurement
- Navigation
- Lidar
- Spectroscopy
- Heath Care
- Oil and Gas
- Structural Health Monitoring
- Laser Light Sources
- Data Communications

Photonic Sensing

- Test and Measurement
- Navigation
- LIDAR systems
- Medical and Health Care
- Oil and Gas









Data Communications

- Telecom
- Optical Communications




BIG
DATA



Market size numbers represent projections / forecasts / estimates

Source: MarketsandMarkets, LaserFocusWorld, Allied Market Research, Photonics Industry Report by Photonics.org, Light Counting 2016 Reports (FTTX, Data Centers)

Data Communications: Cloud Growth Driving Hyper Network Expansion

INTERNET OF THINGS



25B
connected objects by 2015[2]

SMARTPHONES



Over 1.6 Billion
smartphones and tablets to be sold in 2015[1]

CLOUD COMPUTING



Increased adoption
by businesses and consumers for applications and infrastructure


Traditional Data Center (5% CAGR)
Cloud Data Center (33% CAGR)
Zettabytes per Year
12
10
8
6
4
2
0
39%
61%
17%
83%
2014
2015
2016
2017
2018
2019
Forecasted
25% CAGR
2014–2019

Source: Cisco Global Cloud Index, 2014–2019

New Phase of Photonics Growth driven by Consumer Applications

APPS / SOCIAL


WhatsApp

1.8 Billion
photos uploaded and shared every day[3]

OTT VIDEO



1M Minutes
of video content will pass through networks in 2018 every second[4]

NEW TECHNOLOGIES



Faster speeds through
LTE, FTTH rollouts

(1) IDC Research.
(2) Gartner, "Forecast: Internet of Things, Endpoints, and Associated Services, Worldwide, 2014," October 2014
(3) Mary Meeker "Internet Trends 2014 – Code Conference," May 2014
(4) Cisco VNI "The Zettabyte Era," June 2014

Market size numbers represent projections / forecasts / estimates

POET's Proprietary Platform for Opto-Electronic Integration

- POET (Planar Opto-Electronic Technology) Platform is a novel Gallium Arsenide (GaAs) III-V compound semiconductor process technology
  - Moore's Law like functional integration to the field of optics
- First GaAs process technology to support integration of complementary HFETs and vertical and horizontal Lasers, Detectors and Photonic elements
- Novel and disruptive embedded dielectric waveguide technology

Demonstrated Results

POET Thyristor VCSEL




Fiber-matching mode
Coupling waveguide mode (passive waveguide)




Drain Voltage (V)

Creating Value Through Photonic Integration

- Only technology to integrate* photonics and electronics, including light sources
- Platform to accelerate growth
- World-class technical team
- First mover advantage
- 58 patents granted or filed
- Integration: move up the value chain from components to modules to sub-systems



Integrated systems
$$$$$$
Sub-system level devices: PCB/SMT
$$$$$
Packages devices & modules
$$$$
Components: wireless, photonic, electronic
$$$
Integrated Circuits/Chips
$$

**Monolithic integration of electronics and photonics*

Integration Drives Value

POET: Developing A Disruptive Integrated Solution

Conventional Solutions


Detectors
Mux &
De-Mux
Drivers
and TIAs
Lasers

Comprised of 4-5 different chips packaged together:

1) Lasers or Laser Arrays
2) Detectors or Detector Arrays
3) Laser / Modulator Drivers
4) Trans Impedance Amplifiers (TIA's)
5) Multiplexers / De-Multiplexers

Complex, Expensive

POET Integrated Optical Engine



- Single Chip Solution Monolithic Integration of Laser Driver, Lasers and Detectors
- Unique Detector architecture eliminates TIA

Simple, Low-Cost

Advantages

- Lower Cost
- Lower Power
- Higher Reliability (fewer components)
- Smaller Form Factor (higher density of optical ports)
- Cost Scales sub-linearly with # of channels

Broad Patent Portfolio



(12) United States Patent
Taylor

(10) Patent No.: US 6,936,839 B2
(45) Date of Patent: Aug. 30, 2005

(54) MONOLITHIC INTEGRATED CIRCUIT INCLUDING A WAVEGUIDE AND QUANTUM WELL INVERSION CHANNEL DEVICES AND A METHOD OF FABRICATING SAME

(75) Inventor: Geoff W. Taylor, Storrs-Mansfield, CT (US)

(73) Assignee: The University of Connecticut, Farmington, CT (US)

(*) Notice: Subject to any disclaimer, the term of this patent is extended or adjusted under 35 U.S.C. 154(b) by 95 days.

(Continued)

(12) United States Patent
Taylor

(10) Patent No.: US 7,012,274 B2
(45) Date of Patent: Mar. 14, 2006

(54) MODULATION DOPED THYRISTOR AND COMPLEMENTARY TRANSISTORS COMBINATION FOR A MONOLITHIC OPTOELECTRONIC INTEGRATED CIRCUIT

(75) Inventor: Geoff W. Taylor, Storrs-Mansfield, CT (US)

(73) Assignee: The University of Connecticut, Farmington, CT (US)

(*) Notice: Subject to any disclaimer, the term of this patent is extended or adjusted under 35 U.S.C. 154(b) by 0 days.

(21) Appl. No.: 10/469,649

(22) PCT Filed: Mar. 4, 2002

(86) PCT No.: PCT/US02/06802

§ 371 (c)(1), (2), (4) Date: Aug. 29, 2003

(87) PCT Pub. No.: WO02/071490

PCT Pub. Date: Sep. 12, 2002

(56) References Cited

U.S. PATENT DOCUMENTS



Patent Portfolio
11
14
7
26
Device Structure
Technology
Process
Applications

58 Patents Granted/Filed

POET Technologies

Recent Acquisitions: Expanded Capabilities

	POET	POET + Acquisitions	
REACH	Short (0-100m)	Medium (100m-2km)	Long (> 10km)
APPLICATIONS	Data Centers • Active Optical Cables (AOC) - Direct Attach Copper replacement Consumer • Thunderbolt, HDMI On-Board / On-Chip	Expanded SAM in Data Communications - Pluggable Modules	• Metro / LAN • Fiber to the Home/ PON • Telecom
III-V MATERIAL	Gallium Arsenide (GaAs)	Indium Phosphide (InP)	
PRODUCTS & SOLUTIONS	VCSEL / Multi-Mode Fiber (MMF)	• Photonic Sensing - Broadband Super Lumiscent LED • Narrow Line Width Lasers (Gain Chip + FBGL) • Distributed Feedback (DFB) Lasers • Athermal wavelength control	
MANUFACTURING & SALES	• Outsourced • Pre-revenue	• ISO9000 compliant facility – 2x wafer capacity expected in 2017 • Established sales channels and sales team	

Market size numbers represent projections / forecasts / estimates

Data Communications – Expanded Reach
Long, Medium & Short Applications



Initial Focus Areas
Roadmap Expansion
Long Reach
Medium Reach
Short Reach
Very Short Reach
Metro and Long Haul
> 10km
Within Data Center
< 2km
Rack to Rack
< 100m
Within Rack
< 5m
Chip to Chip
1-50cm
Board to Board
50-100cm
Volume

Strong and Growing Customer Base

APPLICATIONS	CURRENT CUSTOMERS
Test and Measurement	Honeywell, OSI Optoelectronics, PRECITEC, VIAVI JDSU, Ibsen photonics, TRIOPTICS, HEXAGON GEOSYSTEMS, LUXMUX, Leica Geosystems, connet
Structural Health	FBGS, Bandweaver, CEKO, Amonics Specialist in Optical Amplifiers, LGS Light Guide Solutions
Stabilization	OPTOLINK
Health Care	Masimo, Ci Compact Imaging, sylex, OMEGA OPTICS, UNIVERSITEIT GENT, M, Idealphotonics
Data Communications	NECSEL LASER COLOR, OPLINK a molex company, NEWAVE photonics

The Opportunity & Go-to-Market Strategy

Established Foundation for Success

POET Technologies

Growth of Integrated Photonic Solutions in Data Communications

The need for INTEGRATION

Data Centers are primarily about $/Gbit for moving data from point A to point B:

- Low Power Dissipation
- Ability to deliver high volume solutions
- New solutions need to provide COST differentiation
- Packaging cost and other costs drive total cost

Discrete and Integrated Solutions Market Forecast



Source: Light Counting
Market Size ($ millions)
$6,000
$4,000
$2,000
$-
Discrete
Integrated
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Integrated Solutions… Essential to Meet Size, Weight, Power, Performance, & Cost Requirements of Next-Generation Data

Market size numbers represent projections / forecasts / estimates

Recent Acquisitions: Expanded Market in Data Communications


Market Forecast
2016 : $6.4B
Market Forecast
2021 : $10.2B
SILICON PHOTONICS
INDIUM PHOSPHIDE
GALLIUM ARSENIDE

Source: Light Counting

Expanded Market Opportunities

- Leveraging both GaAs and InP processing provides ability to address broader Data Communications markets
  - Silicon Photonics also require InP lasers
- Enables flexibility to sell discrete and integrated lasers
- Addressing both existing and new markets

Market size numbers represent projections / forecasts / estimates

A Platform for Broader Market in Adjacent Verticals

Initial Focus Areas

Future Opportunities

POET Integrated Solution



Data Communications



- Long & Short Reach
- Discrete & Integrated

Health Care



- Short Wavelength SLEDs
- Ophthalmic OCT
- 830-850nm

Consumer Solutions



- USB4.0 / HDMI
- Smart Pixel Arrays
- Short Reach High Speed
- Cables

Automotive



- MOST Networks
- LIDAR

Mobility



- Gesture Recognition
- Non Contact Navigation
- Depth Imaging – 3D Vision
- Proximity Sensing

Overview of Addressable Markets
- Diverse Market Verticals

Near-Term (2016-2017)	Longer Term (2018+)

Photonic Sensing

- Test and Measurement
- Navigation
- LIDAR systems
- Medical and Health Care
- Oil and Gas






Discrete and Integrated Lasing & Receiving Solutions

- FTTX GPON and NGPON
- Data Centers
- Si Photonics Coarse Wavelength Division Multiplexing



Long Reach Transceivers

- TOSA / ROSA
- Data Centers
- Metro / LAN



Active Optical Cables

- Data Centers
- Consumer
- Direct Attach Copper Replacements



Short Reach Transceivers

- Data Centers
- Storage Area Networks



Overview of Addressable Markets
- Diverse Market Verticals

Near-Term (2016-2017)	Longer Term (2018+)

Photonic Sensing

- Test and Measurement
- Navigation
- LIDAR systems
- Medical and Health Care
- Oil and Gas






Discrete and Integrated Lasing & Receiving Solutions

- FTTX GPON and NGPON
- Data Centers
- Si Photonics Coarse Wavelength Division Multiplexing

Long Reach Transceivers

- TOSA / ROSA
- Data Centers
- Metro / LAN

Active Optical Cables

- Data Centers
- Consumer
- Direct Attach Copper Replacements

Short Reach Transceivers

- Data Centers
- Storage Area Networks

Photonic Sensing – *Products Driving Current Revenue*

Key Products

1550nm SLED



Long Wavelength (1.2um-1.7um) Broadband Light Sources





ELEDs (TO Cans)



Fiber Bragg Grating Lasers


Optical Fiber
Fiber Core

Integrated Light Modules





Roadmap Extension

Short Wavelength (810nm – 850nm)



Broadband SLED Sets





Significant Opportunity Across Multiple End Markets

Test & Measurement



TAM $10B

Guidance & Navigation



TAM $4.5B

Structural Health



TAM $6B

Medical & Healthcare



TAM $2.5B

Market size numbers represent projections / forecasts from 2019-2021

Source MarketsandMarkets, LaserFocusWorld, Allied Market Research, Photonics Industry Report by Photonics.org

Overview of Addressable Markets
- Diverse Market Verticals

Near-Term (2016-2017)	Longer Term (2018+)

Photonic Sensing
- Test and Measurement
- Navigation
- LIDAR systems
- Medical and Health Care
- Oil and Gas

Discrete and Integrated Lasing & Receiving Solutions
- FTTX GPON and NGPON
- Data Centers
- Si Photonics Coarse Wavelength Division Multiplexing



Long Reach Transceivers
- TOSA / ROSA
- Data Centers
- Metro / LAN

Active Optical Cables
- Data Centers
- Consumer
- Direct Attach Copper Replacements

Short Reach Transceivers
- Data Centers
- Storage Area Networks

InP Lasing and Receiving Solutions
- Fiber to "X" (FTTX) and Data Centers

InP lasers power InP and Silicon Photonics platforms

POET enables differentiated lasing solutions:

- CWDM and WDM integrated gain chips
  - Single chip solutions; lower cost
- Athermal gratings and waveguides
  - Reduced or no need to cool – i.e., less power



WDM Gain Sections
Athermal Gratings
Waveguides





PON

Forecasted InP Unit Shipments
2018 : 133M



Forecasted InP Market
2018 : $5.8B



- Silicon Photonics
- Indium Phosphide Discrete
- Indium Phosphide Integrated

Integrated Solutions Represent Only 3% of the Units Shipped, but 55% of the Forecasted $5.8B Total InP Market

Market size numbers represent projections / forecasts / estimates

Source: Light Counting, "Integrated Opto Electronics", May 2016

Overview of Addressable Markets
- Diverse Market Verticals

Near-Term (2016-2017)	Longer Term (2018+)

Photonic Sensing
- Test and Measurement
- Navigation
- LIDAR systems
- Medical and Health Care
- Oil and Gas

Discrete and Integrated Lasing & Receiving Solutions
- FTTX GPON and NGPON
- Data Centers
- Si Photonics Coarse Wavelength Division Multiplexing

Long Reach Transceivers
- TOSA / ROSA
- Data Centers
- Metro / LAN



Active Optical Cables
- Data Centers
- Consumer
- Direct Attach Copper Replacements



Short Reach Transceivers
- Data Centers
- Storage Area Networks



Commercialization of POET Optical Engine Expected in 2018 - First Target Market: Active Optical Cables

- Market continuously seeking to cost effectively replace traditional copper-based links with optical interconnects at increasingly shorter transmission distances
- Enables disruptive reductions: component cost, module cost, form factor
- Initial focus on 10G/40G solutions within Short Reach (< 100m)



System Interconnect Value Proposition - Active Optical Cables (AOCs)

	Direct Attach Copper	Conventional Optical Engine	POET Optical Engine
Power	3W	0.5W	<0.5W
Cost	X	3X	1.5X
Form Factor	-	~25mm^2	~5mm^2
Weight, Flexibility	No	Yes	Yes
Medium	Copper	MMF	MMF/SMF
Bill of Material	-	4 chips	Single Chip

✓ Lower Power per link (vs. copper)

✓ Smaller Size

✓ Lower Cost

Projections and Estimates of conventional solutions and future product capability

Creating and Capturing Value Through Integration

POET's unique value proposition enables an attach rate directly to the silicon chip

Outside the Server
Server to Server



Inside the Box
On the Board



On the Chip


POET Technologies

Creating and Capturing Value Through Integration


Integrated systems
$$$$$$
Sub-system level devices: PCB/SMT
$$$$$
Packages devices & modules
$$$$
Components: wireless, photonic, electronic
$$$
Integrated Circuits/Chips
$$

Financial Overview

Established Foundation for Success

POET Technologies

Monetization Strategy - Multiple Potential Sources of Revenue

Current → Future

Product Sales	**Direct Sales of Transceiver Chipsets for Data Center and Consumer (Direct Attach Cables) applications**
NRE Revenue	Initial end customer NRE and/or foundry NRE • Advanced stage discussions for NRE; expect first NRE revenue in **2017**
Foundry Licensing	Transfer and enable foundry with POET process – applications in market adjacencies outside of short wavelength Data Communications
Product Licensing	Enable second source licensing for high volume applications/customers
Chipset Royalties	On future chipset sales by foundry or licensees

Forecasted Growth of Initially Targeted Markets
- Photonic Sensing and Data Communications only


($'Millions)
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$-
SHORT REACH
ACTIVE OPTICAL CABLES
LONG REACH
DISCRETE LASERS
PHOTONIC SENSING
2017
2018
2019
2020
2021

Source: Light Counting
Market size numbers represent projections / forecasts / estimates

Represents future market potential, actual results may differ materially
See cautionary statement regarding forward-looking statements on Slide 3 of this presentation

Summary & Investment Highlights

- Product sales established in large and high growth photonic market segments with recent acquisitions
  - Revenue expected to exceed $2M in 2H'16 driven by sale of sensing products
  - Expected 2017 revenue growth year/year to be driven by component sales
  - DenseLight business unit expected to reach positive operating cash flow in 1H2017
- POET Technology poised to disrupt multiple adjacent markets
  - Anticipated high customer demand for Integrated Photonics solutions
  - Relieves current cost and power pain points in data communications
- Creating and capturing significant value through Photonic Integration
  - High capital efficiency with a fully equipped photonics manufacturing facility
  - Proprietary and patented innovation platform – 58 patents granted or filed
  - Sustainable competitive differentiation
- Positioned for strong revenue growth, margin expansion and profitability

POET Technologies

POET Technologies

www.poet-technologies.com

We Enable Photonic Integration






1
COST
2
SIZE
3
POWER
4
PERFORMANCE
POET











Company Background and Milestones

- **2012:** $5.4M Private placement financing
- **2013:** $7.2M Private placement financing
- **Jun. 2013:** Demonstrated Complementary HFET
- **Jul. 2013:** Company name changed from Opel to POET
- **2014:** $4.5M Private placement financing
- **Feb. 2014:** Fabricated IR detectors
- **Mar. 2014:** Demonstrated switching laser operation based on POET platform
- **June. 2015:** New Management Team starts
- **Jan. 2016:** Development and Supply agreement with Epiworks
- **Jan. 2016:** Development and manufacturing agreement with Wavetek
- **Apr. 2016:** Demonstrated resonant cavity detector manufactured at 6" volume production foundry
- **May 2016:** Closed acquisition of DenseLight Semiconductors
- **Jun. 2016:** Closed acquisition of BB Photonics

2012 | 2013 | 2014 | 2015 | 2016

Balance Sheet and Capitalization

In '000s of USD

As at August 31, 2016	In $USD
Cash	10,900
Other current assets	1,400
Total assets	30,250
Current liabilities	1,500
Other non-cash liabilities	1,800
Share capital	100,400

Capitalization Summary [as of August 31, 2016]

Security	Number outstanding	Price in $CDN*
Common shares	224,338,852	
Exercisable stock options	11,816,642	$1.04
Un-vested stock options	11,408,858	$1.28

* Prices of Exercisable and Un-vested stock options represent the respective weighted average exercise prices in $CDN